SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

88642R109
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
125 Park Avenue, Suite 1607
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 21 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 88642R109	Page 2 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
88,613

	8	SHARED VOTING POWER
3,533,876

	9	SOLE DISPOSITIVE POWER
88,613

	10	SHARED DISPOSITIVE POWER
3,533,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,622,489

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants (as defined herein) as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 3 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,530,876

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,530,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,530,876

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 4 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,528,476

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,528,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,528,476

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 5 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,400

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS
Suzanne Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,169

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
34,169

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,233,674

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,233,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,233,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 8 of 19 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,410,417

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,410,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,410,417

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 9 of 19 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
823,257

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
823,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
823,257

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 10 of 19 Pages
1	NAMES OF REPORTING PERSONS
Suzanne and Robert Robotti Foundation, Inc.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 11 of 19 Pages
This Statement on Schedule 13D Amendment No. 6 (this "Amendment No. 6") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Amendment No. 6 amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of Common Stock, $0.001 par value per share (the "Common Stock"), including shares of Common Stock underlying Series A and B Warrants and under certain warrants issued to persons not known to be U.S. Citizens who were holders of certain debt and leaseback obligations of the Issuer (the "New Creditor Warrants," and together with the Series A and B Warrants, the "Warrants"), of Tidewater Inc. (the "Issuer"), filed on October 28, 2019 with the Commission, as amended by Amendment No. 1 thereto, filed with the Commission on February 6, 2020, as amended by Amendment No. 2 thereto, filed with the Commission on June 3, 2020, as amended by Amendment No. 3 thereto, filed with the Commission on March 12, 2021, as amended by Amendment No. 4 thereto, filed with the Commission on May 4, 2021, as amended by Amendment No. 5 thereto, filed with the Commission on December 20, 2021, as specifically set forth herein (as so amended, the "Amended Statement"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Robotti Securities, LLC ("Robotti Securities"), Suzanne Robotti, Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI"), and the Suzanne and Robert Robotti Foundation, Inc. ("Robotti Foundation" and together with Robotti, ROBT, Robotti Advisors, Robotti Securities, Suzanne Robotti, RMC, RIC, and RI, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors and Robotti Securities.  Robotti Advisors, a New York limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Robotti Securities, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  Suzanne Robotti is a United States citizen and wife of Mr. Robotti.

Mr. Robotti is Managing Director of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The Robotti Foundation is a nonprofit and nonstock corporation organized pursuant to Section 102 of the General Corporation Law of the State of Delaware and exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

The address of each of the Reporting Persons is 125 Park Avenue, Suite 1607, New York, NY 10017.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT, Robotti Advisors, Robotti Securities, and Robotti Foundation is included in Schedule A hereto, which is incorporated by reference herein.

Schedule 13D
CUSIP No. 88642R109	Page 12 of 19 Pages
(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 87,539 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,074 Warrants directly beneficially held by Mr. Robotti is approximately $1,091,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 1,083,254 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 211,548 Warrants directly beneficially held by Robotti Advisors (not including shares and Warrants beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $21,201,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Robotti Advisors (other than those directly held by RIC and RI and disclosed below) were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 2,400 shares of Common Stock beneficially held by Robotti Securities, LLC is approximately $45,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Securities were paid for using its working capital.

The aggregate purchase price of the 32,881 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,288 Warrants directly beneficially held by Mrs. Suzanne Robotti is approximately $441,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 1,331,444 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), and 78,973 Warrants directly beneficially held by RIC is approximately $18,710,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 784,532 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), and 38,725 Warrants directly beneficially held by RI is approximately $10,786,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 3,000 shares of Common Stock beneficially held by Robotti Foundation is approximately $48,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its personal funds.

Schedule 13D
CUSIP No. 88642R109	Page 13 of 19 Pages
Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of August 12, 2022, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person(1)	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robert Robotti (2)(3)(4)(6)(7)(8)	3,622,489	88,613	3,533,876	7.87%
Robotti & Company, Incorporated (3)(4)(6)(7)	3,530,876	0	3,530,876	7.67%
Robotti & Company Advisors, LLC (3)(6)(7)	3,528,476	0	3,528,476	7.66%
Robotti Securities, LLC (4)	2,400	0	2,400	**
Suzanne Robotti (5)(8)	37,169	34,169	3,000	**
Ravenswood Management Company, L.L.C. (6)(7)	2,233,674	0	2,233,674	4.87%
The Ravenswood Investment Company, L.P.(6)	1,410,417	0	1,410,417	3.08%
Ravenswood Investments III, L.P.(7)	823,257	0	823,257	1.80%
The Suzanne and Robert Robotti Foundation, Inc. (8)	3,000	0	3,000	**

*Based on the aggregate of (i) 45,710,038 shares of Common Stock, $0.001 par value per share, outstanding as of August 9, 2022, as disclosed in the Issuer's Prospectus Form 424B5, filed with the Commission on August 10, 2022, plus (ii) the number of shares of Common Stock underlying the Warrants beneficially owned by the Reporting Person, as required by Rule 13d-3(d)(1)(i) ("Rule 13d-3(d)(1)(i)") under the Act.
              ** Less than 1%

(1)  Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2)  The aggregate number of shares includes 1,074 shares of Common Stock underlying 1,074 Warrants directly beneficially owned by Mr. Robotti, but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti’s wife as set forth in footnote (5) below, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 87,539 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

Schedule 13D
CUSIP No. 88642R109	Page 14 of 19 Pages
(3)  The aggregate number of shares includes 211,548 shares of Common Stock underlying 211,548 Warrants directly beneficially owned by the advisory clients of Robotti Advisors (other than those owned by RIC and RI and referenced in footnotes (6) and (7)).  Each of Mr. Robotti and Robotti Company share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 1,083,254 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.  Upon exercise of the Warrants directly beneficially owned by the advisory clients of Robotti Advisors, each of Mr. Robotti and ROBT will share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(4)  The aggregate number of shares includes 2,400 shares of Common Stock directly beneficially owned by Robotti Securities.  Each of Mr. Robotti and ROBT share with Robotti Securities the power to dispose or direct the disposition, and to vote or direct the vote, of 2,400 shares of Common Stock directly beneficially owned by Robotti Securities.

(5) The aggregate number of shares includes 1,288 shares of Common Stock underlying 1,288 Warrants directly beneficially owned by Suzanne Robotti, but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti and set forth in footnote (2) above, all of which shares Mrs. Robotti disclaims beneficial ownership.  Mrs. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 32,881 shares of Common Stock directly beneficially owned by her.  Upon exercise of the Warrants directly beneficially owned by her, Mrs. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(6) The aggregate number of shares includes 78,973 shares of Common Stock underlying 78,973 Warrants directly beneficially owned by RIC.  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 1,331,444 shares of Common Stock directly beneficially owned by RIC.  Upon exercise of the Warrants directly beneficially owned by RIC, Mr. Robotti, ROBT, Robotti Advisors and RMC will share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(7) The aggregate number of shares includes 38,725 shares of Common Stock underlying 38,725 Warrants directly beneficially owned by RI.  Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 784,532 shares of Common Stock directly beneficially owned by RI.  Upon exercise of the Warrants directly beneficially owned by RI, Mr. Robotti, ROBT, Robotti Advisors and RMC will share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(8) The aggregate number of shares includes 3,000 shares of Common Stock directly beneficially owned by the Robotti Foundation.  Each of Mr. and Ms. Robotti shares with Robotti Foundation the power to dispose or direct the disposition, and to vote and direct the vote, of 3,000 shares of Common Stock directly beneficially owned by Robotti Foundation.

Schedule 13D
CUSIP No. 88642R109	Page 15 of 19 Pages
(c) The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page.  All transactions were purchased in the Issuer's public offering (“Offering”), with respect to which the Issuer filed a prospectus with the Commission on August 11, 2022 (“Prospectus”), and executed through the underwriter of the Offering.

Transactions in Shares
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/ Sell	Price
RIC	08/10/2022	351,366	Buy	$17.85
RI	08/10/2022	208,858	Buy	$17.85

(d) Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended to add the following:

Robotti and ROBT have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, the underwriter in the Offering, they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of the Prospectus (“Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, or

(2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.  In addition, Robotti and ROBT agreed not to engage in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Common Stock, or securities convertible into or exercisable or exchangeable for Common Stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone else.

The restrictions described above do not apply to certain transactions for which no filings under Section 16(a) of the Exchange Act are made; certain gifts, estate planning and transactions by operation of law; certain distributions by entities to equity holders; certain transactions relating to trading plans under Rule 10b5-1 under the Exchange Act; and certain transactions related to investment advisory accounts and discretionary brokerage accounts.

Schedule 13D
CUSIP No. 88642R109	Page 16 of 19 Pages
Each of Robotti and ROBT is a party to a Lock-Up Agreement described above is this Item 6.  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, a copy of which is filed herewith as Exhibit 10 to this Statement and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Statement is hereby amended to add the following:

This filing includes the following exhibits:

10.	Form of Lock-Up Agreement dated August 9, 2022, by from each of Robert E. Robotti and Robotti & Company, Incorporated to Morgan Stanley & Co. LLC.

[Remainder of page left blank intentionally.]

Schedule 13D
CUSIP No. 88642R109	Page 17 of 19 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 12, 2022

/s/ Robert E. Robotti		/s/ Suzanne Robotti
Robert E. Robotti		Suzanne Robotti

Robotti & Company, Incorporated		Suzanne and Robert Robotti Foundation, Inc.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Director

Robotti & Company Advisors, LLC		Robotti Securities, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C., General Partner	By:	Ravenswood Management Company, L.L.C., General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director

Schedule 13D
CUSIP No. 88642R109	Page 18 of 19 Pages
Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Suzanne and Robert Robotti Foundation, Inc.

Name:	Robert E. Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Schedule 13D
CUSIP No. 88642R109	Page 19 of 19 Pages
Exhibit Index

The following documents are filed herewith and previously filed:

	Exhibit	Page
1.
Joint Filing Agreement dated as of October 27, 2019 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
Previously Filed

2.	Letter dated October 25, 2019, from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	Previously Filed

3.
Amended and Restated Joint Filing Agreement dated as of February 4, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
Previously Filed

4
Amended and Restated Joint Filing Agreement dated as of June 2, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.
Previously Filed

5.	Letter dated June 2, 2020 from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	Previously Filed

6.	The Ravenswood Investment Company, LP’s Notice of Intent to Nominate Directors, dated March 9, 2021, to Tidewater, Inc.	Previously Filed

7.
Amended and Restated Joint Filing Agreement dated as of March 9, 2021 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Suzanne and Robert Robotti Foundation, Inc., Alice N. Gran and James O’Leary.
New Exhibit description
Previously Filed

8.
Cooperation Agreement made and entered into as of May 3, 2021, by and among Tidewater, Inc., a Delaware corporation, on the one hand, and Robotti & Company, Incorporated, a New York corporation, Robotti & Company Advisors, LLC, a New York limited liability company, Robotti Securities, LLC, a New York limited liability company, Ravenswood Management Company, L.L.C., a New York limited liability company, The Ravenswood Investment Company, L.P., a Delaware limited partnership, Ravenswood Investments III, L.P., a New York limited partnership, the Suzanne and Robert Robotti Foundation, Inc., a Delaware non-profit corporation, Suzanne Robotti and Robert E. Robotti, on the other hand.
Previously Filed

9.
Amended and Restated Joint Filing Agreement dated as of May 3, 2021 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.
Previously Filed

10.	Form of Lock-Up Agreement dated August 9, 2022, by from each of Robert E. Robotti and Robotti & Company, Incorporated to Morgan Stanley & Co. LLC.	20